Exhibit 99.1



     Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



     In connection with the Annual Report on Form 20-F of Orckit Communications Ltd. (the "Company") for the period ending December 31, 2002 (the "Report"), I, Eric Paneth, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Date: June 23, 2003
By: /s/ Eric Paneth
Name:    Eric Paneth
Title:   Chief Executive Officer



     A signed original of this written statement required by Section 906 has been provided to Orckit Communications Ltd. and will be retained by Orckit Communications Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.